SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                              20, December, 2002


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              71 Lombard Street
                              London EC3P 3BS
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. * Regulatory News Service Announcement, dated 20 December 2002 re: CEO Announcement









164/02                              20 December 2002



LLOYDS TSB GROUP ANNOUNCES NEW GROUP CHIEF EXECUTIVE AND NEW GROUP EXECUTIVE DIRECTOR, UK RETAIL BANKING

The board of Lloyds TSB Group plc is pleased to announce that Eric Daniels, group executive director, UK retail banking, will succeed Peter Ellwood, CBE, who will retire as group chief executive on 31 May 2003, following his 60th birthday.

At the same time Peter Ayliffe, currently managing director, personal banking, will succeed Eric Daniels as group executive director, UK retail banking, and join the board.

Maarten van den Bergh, chairman of Lloyds TSB Group plc said: "Peter Ellwood has been a tremendous contributor to the British banking industry for over 40 years and to TSB and the Lloyds TSB Group for over 12 years. He made the merger between TSB and Lloyds the most effective combination of two banks ever achieved. I have very much enjoyed working with Peter, and have particularly admired his tireless dedication and his detailed understanding of every part of the group.

"I am delighted that Peter's tremendous heritage will be taken up by Eric Daniels who has exceptional financial services experience with Citigroup particularly in the US, Europe and South America. Since joining us a year ago Eric has made a significant impact on the quality of our retail business.

"Peter Ayliffe has 17 years of experience within the Lloyds TSB Group and a great depth of knowledge of retail banking and bancassurance. His most recent role has been as managing director of personal banking and credit cards."



                                        .../more

LLOYDS TSB GROUP ANNOUNCES NEW GROUP CHIEF EXECUTIVE AND NEW GROUP EXECUTIVE DIRECTOR, UK RETAIL BANKING/...2

                                     -ends-



For further information:

Lloyds TSB Press Office

020 7626 1500

Notes to Editors:

 1. Biographical details are attached for Mr. Ellwood, Mr. Daniels and Mr. Ayliffe.
 2. To comply with paragraph 16.4 of the UK Listing Authority listing rules, the company confirms that:

     i. Mr. Ayliffe has not held any directorship in any other publicly quoted company in the past five years; and
    ii. there are no matters required by paragraphs 6.F.2(b) to (g) of the listing rules to be disclosed regarding him.



BIOGRAPHICAL DETAILS

Mr. Peter Ellwood, CBE, aged 59, joined TSB Bank in 1989 as chief executive, retail banking. He was appointed a director of TSB Group in 1990 and became group chief executive in 1992. Following the merger with Lloyds Bank in December 1995, he became deputy group chief executive of Lloyds TSB Group and then group chief executive in 1997.

He was appointed a Commander of the Order of the British Empire in June 2001 for services to banking.

He is chairman of The Work Foundation (formerly The Industrial Society) and a Director of the Royal Philharmonic Orchestra.



Mr. Eric Daniels, aged 51, joined the board in 2001. He served with Citibank from 1975 and held a number of senior and general management appointments in the USA, South America and Europe before becoming chief operating officer of Citibank Consumer Bank in 1998. Following the Citibank/Travelers merger in 1998, he was chairman and chief executive officer of Travelers Life and Annuity until 2000. He was chairman and chief executive officer of Zona Financiera from 2000 to 2001.



Mr. Peter Ayliffe, aged 49, joined TSB Bank in 1985 becoming managing director of product marketing in 1993. After the merger he became managing director, savings and investments in 1996. He then ran the branch network before becoming managing director, personal banking and cards in 2000. Prior to 1985 he worked for NatWest Bank, which he joined in 1974.







                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     20, December, 2002